UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number: 000-29862

Forum National Investments Ltd.
(Exact name of Registrant as specified in charter)

Suite 180A, 13040 #2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F _____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____  No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                82-_______________.

INFORMATION AND DOCUMENTS FURNISHED

1. Quarterly Financial Statements for Six Month Ended June 30, 2008.

2. Management Discussion and Analysis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2008	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

QUARTERLY REPORT ON FORM 6-K
OF FORUM NATIONAL INVESTMENTS LTD AND SUBSIDIARIES
FOR THE PERIOD ENDED JUNE 30, 2008

PART I FINANCIAL INFORMATION

Item 1  Financial Information

FORUM NATIONAL INVESTMENTS LTD.
Nine Month Report ended June 30, 2008

FORUM NATIONAL INVESTMENTS LTD.

June 30, 2008 and 2007

Condensed Consolidated Financial Statements
[Expressed in Canadian dollars]

FORUM NATIONAL INVESTMENTS LTD.
 Condensed Consolidated Balance Sheet
[Expressed in Canadian dollars]

	Unaudited June 30, 2008	Audited September 30, 2007
Assets

Current
Cash and cash equivalents	$300,611	$8,624,205
Short-term deposits	14,512	14,210
Accounts and notes receivable	810,819	360,634
Life settlements receivable	5,093,000	-
Other receivables	508,531	256,272
Total Current Assets	6,727,473	9,255,321

Deferred Organization Costs	536,197	149,976
Investments	4,399,060	-
Investments in Life settlement contracts	3,845,545	-
Property and Equipment	11,694,223	9,100,127
Intangibles	28,664	30,276

Total Assets	$27,231,163	$18,535,700

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$1,095,301	$491,250
Advances against future revenue streams	-	8,182
Current portion of long-term debt	227,567	227,567
Convertible debentures	40,486	40,486
Loans from related parties	554,283	288,552
Total Current Liabilities	1,917,637	1,056,037

Long-Term Debt	4,111,061	3,988,031
Total Liabilities	6,028,698	5,044,068

Shareholder's Equity

Capital Stock	26,194,793	24,194,793
Contributed Surplus	2,944,536	2,944,536
Deficit	(7,936,864)	(13,647,697)
Total Shareholders' Equity	21,202,465	13,491,632
Total Liabilities and Shareholders' Equity	$27,231,163	$18,535,700

See accompanying summary of accounting policies and notes to condensed consolidated financial statements.

Approved on behalf of the Board:
/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek
The accompanying Financial Statements for the nine months ended June 30, 2008 have not been reviewed or audited by the Company's auditor.

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Statements of Operations and Deficit
[Expressed in Canadian dollars]

	Three Months Ended June 30		Nine Months Ended June 30
	2008	2007	2008	2007

Revenues
Revenues	$7,472,408	$704,391	$12,379,138	$3,582,212

Net Revenues	7,472,408	704,391	12,379,138	3,582,212

Expenses
General and administrative	2,953,868	622,709	6,610,637	2,753,866
Amortization	20,283	18,511	57,668	40,595

Total Operating Expenses	2,974,151	681,220	6,668,305	2,794,461

Income Before Income Taxes	4,498,257	23,171	5,710,833	787,751
Income Taxes (Expense)	-	-	-	138,681

Net Income for Period	4,498,257	23,171	5,710,833	926,432
Deficit, Beginning of Period	(12,435,121)	(11,091,488)	(13,647,697)	(11,644,631)
Adjustment on Acquisition of Subsidiary	-	-	-	(210,984)
Deficit, End of Period	$(7,936,864)	$(10,929,183)	$(7,936,864)	$(11,929,183)

Basic (loss) earnings per share	$0.18	$0.00	$0.23	$0.17
Diluted (loss) earnings per share	$0.05	$0.00	$0.06	$0.17

Weighted average number of common shares outstanding - Basic	28,435,248	4,664,661	28,435,248	4,664,661

See accompanying summary of accounting policies and notes to condensed consolidated financial statements.
The accompanying Financial Statements for the six months ended June 30, 2008 have not been reviewed or audited by the Company's auditor.

FORUM NATIONAL INVESTMENTS LTD.
 Condensed Consolidated Statements of Cash Flows
[Expressed in Canadian dollars]

	Nine Months Ended June 30,
	2008	2007

Operating Activities
Net (loss)/income	$5,710,201	$926,432
Items not involving cash:
Life settlement contract revenue	(7,709,469)	-
Deferred revenue	-	(688,687)
Deferred commission costs	-	751,111
Life settlement contact premium costs	2,054,546	-
Amortization	57,668	22,804
Revenue recognized on advances against future revenue streams	(8,182)	(28,883)
	105,396	982,057

Changes in non-cash operating working capital:
Accounts, notes and other receivables	(702,444)	(97,420)
Life settlement contract receivable	(5,093,000)	-
Prepaid expenses	-	17,143
Accounts payable and accrued liabilities	604,051	997,029
Deferred gain	-	(4,320)
	(5,191,392)	912,432

Cash (Used in) Generated From Operating Activities	(5,085,996)	1,894,489

Investing Activities
Short-term investment	(302)	(10,710)
Deferred Organization cost	(386,221)	-
Investments	(4,399,060)	-
Investments - Life Settlements	1,809,378	-
Purchase of property and equipment	(2,650,152)	(2,468,722)
Cash Used in Investing Activities	(5,626,358)	(2,479,482)

Financing Activities
Net proceeds received on share issuance	-	-
Increase in share capital on acquisition of investments	2,000,000	-
Amounts due to (from) related parties	265,731	112,108
Current portion of long-term debt	-	49,263
Long-term debt	123,030	1,141,951
Reduction in capital stock on disposal of asset	-	(349,900)
Cash Provided by Financing Activities	(2,388,760)	953,423

Increase (Decrease) in Cash	(8,323,594)	368,430
Cash and Cash Equivalents, Beginning of Year	8,624,205	111,745

Cash and Cash Equivalents, End of Year	$300,611	$480,175

See accompanying summary of accounting policies and notes to condensed consolidated financial statements.

The accompanying Financial Statements for the nine months ended June 30, 2008 have not been reviewed or audited by the Company's auditor.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Condensed Consolidated Financial Statements [Unaudited]
Period ended June 30, 2008 and 2007
[Expressed in Canadian dollars]

1. Nature of Operations

The Company's present core business is marketing vacation club memberships with ancillary projects including an interest in a marine resort project and a 120 foot motor vessel. The Company has entered the Life Settlement market and has acquired life insurance policies for investment purposes.

2. Financial Statement Presentation

These unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods of their application as the Company's most recent annual financial statements. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the nine months ended June 30, 2008. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The accompanying Financial Statements for the nine months ended June 30, 2008 have not been reviewed or audited by the Company's Auditors.

3. Summary of Significant Accounting Policies

  Going concern

  These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going-concern. The Company had a profit $4,498,257 for the nine months ended June 30, 2008. At June 30, 2008 it has working capital surplus of $4,809,836 Operations for the nine months ended June 30, 2008 resulted in operating cash flow of $105,396 after eliminating non-cash items. Growth and development of new and additional business ventures has come from the issuance of capital stock. We will continue to draw down on cash reserves for the foreseeable future until the development of the additional business ventures attain positive cash flows.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Condensed Consolidated Financial Statements [Unaudited]
Period ended June 30, 2008 and 2007
[Expressed in Canadian dollars]

3. Summary of Significant Accounting Policies [continued]

   a.       Going concern [continued]

Management has continued to take steps to try to improve the Company's financial results and cash flows. These steps include streamlining operations, factoring of in-house notes receivable and pursuing equity financing to fund working capital requirements. The Company's ability to continue rapidly grow operations is contingent on its ability to obtain additional financing. Management believes that it may be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective. If management was unsuccessful in larger funding capabilities this will reflect in slower growth than experienced in 2008.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material
  Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"] and include the accounts of the Company and the following wholly owned subsidiaries:
Subsidiaries	Incorporating Jurisdiction	Date of Acquisition or Incorporation

inTRAVELnet.com inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. ("ATM")	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd.	British Columbia, Canada	December 31, 2006
Price Shield Systems Inc.	Washington State, USA	February 27, 2007
American Life Settlement Society LLC	State of Delaware, USA	November 15, 2007

All significant inter-company balances and transactions have been eliminated.

   Foreign currency translation

Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the rates in effect at the time of the transaction. Foreign exchange gains and losses are included in the determination of net loss for the period.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Condensed Consolidated Financial Statements
Period ended June 30, 2008 and 2007
[Expressed in Canadian dollars]

3. Summary of Significant Accounting Policies [continued]

  Revenue recognition

The Company generates revenues from the sale of memberships and dues. The Company accounts for the full membership contract value in the year sold if more than 10% of the face value was received during that financial year. Prior to 2006, the portion of revenue received from members, which entitles members to use the Company's vacation and travel club privileges at a future date, was deferred and recognized in income evenly over the term of the member's entitlements. For lifetime memberships, revenue was recognized over a period of five years, which is management's best estimate of the period over which performance will be required.

On March 27, 2006, FASB Staff Position No. FTB 85-4-1 Accounting for Life Settlement Contracts by Third-Party Investors [FSP FTB 85-4-1] was issued, which amends FTB 85-4. The FASB Staff Position states that an investor may elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election shall be made on an instrument-by instrument basis and is irrevocable. Under the investment method, an investor shall recognize the initial investment at the purchase price plus all initial direct costs. Continuing costs [policy premiums and direct external costs, if any] to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall re-measure the investment at fair value in its entirety at each reporting period and shall recognize change in fair value earnings [or other performance indicators for entities that do not report earnings] in the period in which the changes occur. FSP FTB 85-4-1 is required to be applied to fiscal years beginning after June 15, 2006. The Company uses the Fair Value method to calculate its Life Settlement Portfolio.

  Property and equipment

Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use. The Company periodically evaluates the recoverability of its in-use property and equipment based on expected undiscounted future cash flows and recognizes impairments, if any, when the undiscounted future cash flows are expected to be less than the carrying value of the asset. For assets that are under construction, the Company evaluates recoverability based on the fair value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessel	Straight-line	4%
Service boats	Straight-line	10%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

FORUM NATIONAL INVESTMENTS LTD.
Notes to Condensed Consolidated Financial Statements
Period ended June 30, 2008 and 2007
[Expressed in Canadian dollars]

3. Summary of Significant Accounting Policies [continued]

  Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants ["CICA] for stock-based compensation and other stock-based payments. The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock. Since no employee options were granted, modified or settled during the three or nine months ended June 30, 2008 or 2007, there was no stock-based compensation expense included in the net income for such periods.

  Deferred organization costs

The Company defers and amortizes the costs associated with setting up its Life Settlement business. Amortization will be provided on a straight-line basis over five years and will commence once the Life Settlement business has begun operations.

  Purchased intangibles

The Company defers and amortizes the cost of purchased intangibles, which consists of a license to purchase condo accommodation at wholesale prices. Amortization is provided on a straight-line basis over a period of ten years.

Tangible assets acquired in a business combination are identified and recognized apart from goodwill. Goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting uni

  Income taxes

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Condensed Consolidated Financial Statements
Period ended June 30, 2008 and 2007
[Expressed in Canadian dollars]

3. Summary of Significant Accounting Policies [continued]

  Earnings per share

Basic earnings-per-share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.

  Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the valuation of accounts receivable, impairment of assets, including intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

   Cash and cash equivalents

Securities with original maturities of three months or less are considered cash equivalents, at cost. The securities are highly liquid and can be converted to known amounts of cash at any time, and are held at major financial institutions. Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in accounts receivable.

  Financial instruments

(a) Fair value

Prior to the adoption of CICA Handbook section 3855 [Financial Instruments], the Company was required to disclose information about the fair value of its financial instruments. In prior periods, the carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, and accounts payable and accrued liabilities approximated fair values due to their short-term maturities.

               (b) Credit risk

The distribution of the Company's customers and suppliers and the business risk management procedures currently in place have the effect of avoiding any significant concentration of credit risk.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Condensed Consolidated Financial Statements
Period ended June 30, 2008 and 2007
[Expressed in Canadian dollars]

3. Summary of Significant Accounting Policies [continued]

  Financial instruments [continued]

       (c) Interest rate risk

Interest rate risk consists of two components:
  To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

  To the extent that changes in prevailing market interest rates differ from the interest rates in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's long-term debt is at annual market interest rates and, therefore, the Company is exposed to interest rate cash flow risk during the term of the debt. The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

         (d) Currency risk

The Company is exposed to currency risk in relation to their US dollar financing referred. The Company has not entered into any foreign currency contracts to mitigate this risk.

4. Other Significant Accounting Policies

During the period, the Company adopted a new standard, the CICA Handbook Section 3855, "Financial instruments - Recognition and Measurement". Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company was CICA Handbook Section 1530, "Comprehensive Income". As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholders' equity on the consolidated balance sheets. Major components for the category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging arising from self-sustaining foreign operations and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of these new standards had no effect in the Company's consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Condensed Consolidated Financial Statements
Period ended June 30, 2008 and 2007
[Expressed in Canadian dollars]

5. Investments in Life settlements

The company purchases life settlement contracts for investment purposes and accounts for these investments under FSB FTB 85-4-1. The Company uses the Fair-value-method of accounting for these contracts. As of June 30, 2008 the Company has the following investment in life settlement contracts:

The table below summarizes the attributes of the outstanding stock options as at June 30, 2008:

Year	Carrying value	Premiums payable	Face value

2008	3,845,545	517,000	26,413,000

Fair value is estimated using good-faith estimates calculated by a valuation committee. The committee considered the following factors: cost at date of purchase; recent purchases and sales of similar investments, financial standing of the issuer, changes in economic conditions affecting the issuer; changes in economic conditions affecting the issuer; standard, actuarially developed mortality tables and industry life expectancy reports

6. Long-Term Debt

     The Company has secured a long-term loan to complete the refit project of the vessel.
	June 30, 2008	September 30, 2007

Construction loan in US Funds to complete vessel refit project, convertible into a permanent loan at completion, amortizing over 10 years bearing interest at the per annum LIBOR plus 3.25% monthly published rate	$4,263,628	$4,215,598

Less: Current portion	(227,567)	(227,567)

Finance on vehicle	75,000	-

Long-term portion	$4,111,061	$3,988,031

The Construction loan is secured by the motor vessel and by a guarantee from two of the directors of the Company.

7. Income Taxes

The Company has non-capital income tax loss carry forwards of approximately $3,979,000 available to reduce future years' taxable income expiring between 2008 and 2027.

The Company has a capital loss carry-forward of approximately $1,243,000, which can be carried forward indefinitely.

FORUM NATIONAL INVESTMENTS LTD.
 Notes to Condensed Consolidated Financial Statements
Period ended June 30, 2008 and 2007
[Expressed in Canadian dollars]

8. Contingencies

Dispute with Charles Wolfe in the amount of $540,000, plus interest and costs and the company is defending the claim accordingly, it is not possible at this time to assess the likelihood of recovery or to estimate the possible quantum of damages.

From time to time, the Company is a party to litigation arising in the normal course of its business operations. In the opinion of management, after consulting with legal counsel, it is not anticipated that the matters will have a material adverse impact on the Company's financial condition, liquidity or results of operations.

The Company has commitments in respect of operating leases with total aggregate payments due of approximately $209,867 [September 30, 2007 - $190,867]. Payments due in each of the next three years are as follows:

2008	$42,097
2009	108,409
2010	59,362

Total	$209,867

  The Company has commitments in respect of office leases with total aggregate payments due of approximately $117,131 [September 30, 2007 - $105,832]. Payments due in each of the next two years   are as follows:

2008	$57,314
2009	59,817

Total	$117,131

   Life settlement contract premium commitments for the next five periods amount to $5,907,755 [September 30, 2007 - $nil]. Payments due in each of the next five periods are as follows:

2008	$136,300
2009	340,700
2010	842,261
2011	1,189,551
2012	1,189,551

Total	$3,698,363

FORUM NATIONAL INVESTMENTS LTD.
 Notes to Condensed Consolidated Financial Statements
Period ended June 30, 2008 and 2007
[Expressed in Canadian dollars]

9. Capital Stock

  The authorized capital stock:

Unlimited - Common shares without par value
Unlimited - Series "A" - Preference non-dilutive convertible shares without par value [convertible to 50% of outstanding common shares at the time of conversion]
Unlimited - Series "B" - Preference convertible shares without par value [convertible to one common share for each preferred share held]

   The issued capital stock of the Company is as follows:

13,933,983 Series "A" preferred shares for no consideration
13,933,983 Series "B" preferred shares for no consideration

	Number of Common shares	Amount

Balance, December 31, 2006	4,644,661	14,802,797
Forward share-split 3 for 1	9,289,322	-
Private Placement	11,000,000	5,773,918
Private Placement	3,500,000	3,650,396
Share issue costs	-	(32,318)

Balance, September 30, 2007	28,433,983	24,194,793
Shares - purchase of Family Vacation Club(i)	400,000	2,000,000
Shares issued - Stock options exercised	15,000	-

Balance, June 30, 2008	28,848,983	$ 26,194,793

(i) On October 18, 2007, the Company purchased the membership and all of the assets of Family Vacation Centers Ltd. through the issuance of 400,000 common shares of the Company. Shares were not released at the date of these Financial Statements.

  Options

The Company did not reserve any further shares in terms of the stock option plan for the reporting period.

FORUM NATIONAL INVESTMENTS LTD.
 Notes to Condensed Consolidated Financial Statements
Period ended June 30, 2008 and 2007
[Expressed in Canadian dollars]

9. Capital Stock [continued]

  Stock-based compensation

Since no employee options were granted, modified or settled during the six or nine months ended June 30, 2008 or 2007, there was no stock-based compensation expense included in the net income for such periods.

The table below summarizes the outstanding stock options as at June, 30 2008 and September 30, 2007:

	Number of Options	Exercise Price (US$)

Balance, September 30, 2007	2,835,000	$ 1.00
Granted	-	-
Balance, June 30, 2008	2,820,000	$ 1.00

 The table below summarizes the attributes of the outstanding stock options as at June 30, 2008:

Options Outstanding			Options Exercisable
Exercise Price (US$)	Number of Options	Remaining Contractual Life	Number of Options	Exercise Price (US$)
$1.00	2,835,000	4.25 years	2,820,000	$ 1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30,2007

Dividend rate	-
Expected volatility	209%
Interest rate	4.88%
Expected Life	5 years

  Contributed surplus

Balance, September 30, 2007	$2,944,536

Stock based compensation	$-
Balance, June 30, 2008	$2,944,536

Item 2.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN CDN DOLLARS, UNLESS OTHERWISE STATED)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of the Company's unaudited interim consolidated financial statements as at and for the nine months ended June 30, 2008.

FORWARD LOOKING STATEMENTS

The following discussion should be read in conjunction with the information contained in our consolidated financial statements and the notes thereto appearing elsewhere herein, and in the risk factors and "Forward Looking Statements" summary set forth in the forepart of our Annual Report for the year ended September 30, 2007. This quarterly report on Form 6-K contains forward-looking statements that are afforded the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Readers should carefully review the risk factors disclosed in our Annual Report for the year ended September 30, 2007, and other documents filed by us with the SEC.

Discussion

Based in Vancouver, B.C., Forum National Investments Ltd. operates two travel clubs "Snowbird Vacations International" and "Family Vacation Centers". Since its inception, the Snowbird Vacations brand has sold over 15,000 family memberships Canada wide. Forum's recent acquisition of Family Vacation Centers membership and marketing operation in the first quarter of this fiscal year complements our existing infrastructure and operations. We believe that the two travel club lines complement each other and will provide opportunities for synergy in membership servicing in the future.

We presently have one office marketing new travel club memberships in Ontario at this time. Ontario continues to feel the effects of an economic downturn and the Company has no plans of opening and new sales and marketing locations in Ontario at this time. New office locations and future expansion are continually been assessed.

The Company's passenger carrying yacht the 120' Motor vessel the spirit of 2010 is now in the final stages of completion. It has been removed from the construction facility and has been stability tested in the water and is expected to begin sea trial mid September. The vessel should be in full service in the first quarter of 2009 and is scheduled to begin charter operations in the pacific Northwest. Management foresees no undue delays in completion but projects of this magnitude do present challenges and complications that can be unforeseen and out of the control of management including delays in passenger carrying certification.

Between the first and third quarters of fiscal  2008 the Company purchased $31 million of Life Settlement Policies. The Company has entered the business of purchasing life insurance policies from consumers actively interested in selling their policies in the secondary market. The Company has had face value maturity of $5 million of the first $31 million purchased.

In the second quarter ended March 31, 2008 we purchased a 25% interest in a resort multi use development property in Needles California. The property on the Colorado River has its own marina with a 20,000 square foot storage facility for marine based activity. It is anticipated in the long term to have a product offering for the travel membership in a location that has an extended season of favorable weather conditions.

While we believe all of these corporate initiatives will result in growth in our overall businesses, it is premature to make any trend assessment with respect to sales.

Recent Developments in Fiscal 2008

On October 18, 2007, we acquired the entire membership base, promissory notes and some assets of Family Vacation Centers, which markets the same travel club offering that we presently operate. As amended, the consideration for the acquisition consisted of $1,900,000 CDN in cash, and up to four hundred shares of the Company's common stock at $5.00 USD per share. The results of operations of Family Vacation Centers are included in our consolidated financial statements from the acquisition date.

On January 14, 2008, we acquired a 25% interest in a resort multi use development property in Needles California. The property on the Colorado River has its own marina with a 20,000 square foot storage facility for marine based activity. It is anticipated in the long term to have a product offering for the travel membership in a location that has an extended season of favorable weather conditions. The acquisition is noted in our annual 20-F filing with no projected revues in the near future.

Upon the completion of our private placements of equity stock in 2007, the Company has acquired Family Vacation Centers travel club operations for $4M (subject to adjustments within the contract), an interest in the Colorado River project for $1M, and Life Settlement Policies for $3,200,000. For the nine months ended June 30, 2008, we have cash on hand of approximately $ 300,000 (compared to $ 8,600,000 at the end of September 30, 2007). With the maturity of the first Life Settlement policy, we anticipate that it is likely we will not have a negative cash flow on operations for the balance of 2008 on a consolidated basis. Any additional major marketing initiatives and or project developments will increase our cash requirements.

Significant Accounting Estimates and Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements which have been prepared in accordance with Canadian accounting principles generally accepted accounting principles applicable to a going concern.

These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going-concern. The Company had a profit $5,710,833 for the nine months ended June 30, 2008. At June 30, 2008 it has working capital of $4,809,836. Operations for the nine months ended June 30, 2008 resulted in operating cash inflow of $105,396 after eliminating non-cash items. Growth and development of new and additional business ventures has come from the issuance of capital stock. We will continue to draw down on cash reserves until the development of the additional business ventures attain positive cash flows.

Management has continued to take steps to improve the Company's financial results and cash flows. These steps include streamlining the travel and travel club sales operations, factoring of in-house notes receivable and pursuing equity financing. The Company's ability to continue rapidly grow operations is contingent on its ability to obtain additional financing. Management believes that it may be able to secure the necessary financings; however, there is no assurance that management will be successful in achieving this objective. If management was unsuccessful in larger funding capabilities this would reflect in slower than growth experienced in 2008.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of our promissory notes, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believes to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Property and equipment are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicator is present, we must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the recoverable amount is less than the carrying amount, an impairment charge must be recognized based on the fair value of the asset.

As part of the process of preparing our financial statements, we are required to estimate our income taxes. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not likely, we must establish a valuation allowance.

We cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

We have determined the significant principles by considering accounting policies that involve the most complex or subjective decisions or assessments. Our most significant accounting policies are those related to revenue recognition.

Revenue recognition

The Company generates revenues from the sale of memberships and dues. The Company accounts for the full membership contract value in the year sold if more than 10% of the face value of the contract was received as a deposit during that financial year. Prior to 2006, the portion of revenue received from members, which entitles members to use the Company's vacation and travel club privileges at a future date, was deferred and recognized in income evenly over the term of the member's entitlements. For lifetime memberships, revenue was recognized over a period of five years, which is management's best estimate of the period over which performance will be required.

On March 27, 2006, FASB Staff Position No. FTB 85-4-1 Accounting for Life Settlement Contracts by Third-Party Investors (FSP FTB 85-4-1) was issued, which amends FTB 85-4.

The FASB Staff Position states that an investor may elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election shall be made on an instrument-by instrument basis and is irrevocable. Under the investment method, an investor shall recognize the initial investment at the purchase price plus all initial direct costs. Continuing costs (policy premiums and direct external costs, if any) to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall re-measure the investment at fair value in its entirety at each reporting period and shall recognize change in fair value earnings (or other performance indicators for entities that do not report earnings) in the period in which the changes occur. FSP FTB 85-4-1 is required to be applied to fiscal years beginning after June 15, 2006. The Company uses the Fair Value method to calculate its Life Settlement Portfolio.

Results of Operations

Revenues were $12,379,138 for the nine months ended June 30, 2008 compared with $3,582,212 for the nine months ended June 30, 2007, an increase of 245% or $8,796,926. The overall increase in revenue was a result of the addition of $7,709,469 in revenue from our Life Settlement division and $604,297 in revenue from additional membership dues (acquired October, 2007 through the purchase of Family Vacation Centers). Sales from our Travel club division were $2,831,247 in Q3-2008 compared with $2,126,333 in Q3-2007, an increase of $704,914, which we attribute to the Family Vacation Centers acquisition. However, included in our nine month June 30, 2007 comparison, membership sales and travel revenues is $688,687 in deferred Sales revenue from our previous accounting policy of deferring a portion of the membership sales was included.

Expenses were $6,668,305 for the nine months ended June 30, 2008 compared with $2,794,461 for the nine months ended June 30, 2007, an increase of $3,873,844. The increase of costs of $3,873,844 can be attributed to several factors i) the acquisition of Family Vacation Centers and the increase of wages for these operations of $1,851,131, ii) the premium costs of $2,054,546 for carrying the Life Settlement policies not held in previous periods. Efficiency in areas decreased some operating costs the most notable commission costs from $1,079,727 for the nine months of June 30, 2007 to $311,974 for the nine months June 30, 2008 an 71.1% decrease. The previous operator no longer operates the sales and marketing of the Pickering Ontario office location. The Company has reversed the accrual for future commission payable on notes receivables.

We presently have one office marketing new travel club memberships in Ontario at this time. Ontario continues to feel the effects of an economic downturn and the Company has no plans of opening and new sales and marketing locations in Ontario at this time. New office locations and future expansion are continually been assessed.

The Company continues its integration of the Family Vacations Centers with the operations of the Snowbird Vacations existing administration and operating costs. The company, as part of its streamlining, continues to achieve efficiencies in management and administrative roles for all the divisions which will reduce operating costs over the next quarter.

	Nine months ended June 30, 2008	Nine months ended June 30, 2007	Increase (Decrease)
Earnings (Loss)	$5,710,833	$926,432	$4,784,401
Interest income	107,565	45,242	62,323

Earnings (Loss) excluding non-cash items	105,396	(64,731)	170,127
Stock-based compensation and compensation paid in shares	-	-	-
Foreign exchange loss	22,201	-	(22,201)

Interest income represents interest the Company earns on its surplus cash reserves invested in short term bank interest earning deposits and interest earned on notes receivable.

Foreign exchange loss represents the realized exchange loss on cash from converting from Canadian dollar to US dollars.
Selected Financial Information
($ in thousands, except per share data)
	Ended	Ended	Year Ended	Year Ended
	June 30,	September 30,	December 31,	December 31,
	2008 (9 months)	2007 (9 months)	2006	2005

Total revenue	$12,379	$2,582	$6,097	$5,923
Net Income (Loss)	5,710	(2,415)	1,644	1,651
Basic and diluted Income (loss) per share	5,710	(0.22)	0.35	0.30
Total assets	27,231	18,535	8,715	7,948
Long term debt	4,111	3,988	4,029	1,324
Cash dividends paid	0	0	0	0

Liquidity and Capital Resources

During the nine month period ended June 30, 2008 the Company decreased its cash position by $8,323,594 from $8,624,205 at September 30, 2007 to $300,611 at June 30, 2008.

Cash flows used by operating activities was approximately $5.1 million for the nine months ended June 30, 2008, compared to cash flows generated by operating activities of $1.9 million for the same period in 2007. The decrease in cash provided by operating activities of approximately $7.0 million is primarily attributable to the receivable arising from the life settlement maturity during the period under review.

Our working capital position at June 30, 2008 was approximately $4.8 million, compared to $8.2 million at September 30, 2007. The decrease of working capital at June 30, 2008 versus September 30, 2007 was principally due to acquisition expenditures, life settlement policy acquisitions, and investment in the yacht.

We continue to attempt to operate our travel club sales and marketing operations on a cash neutral position. With the recent economic climate in the province of Ontario, the office locations are been individually scrutinized for their contributions or use of cash on a monthly basis in their membership acquisition initiatives. We are continuing to evaluate all corporate initiatives and growth in these sectors including the contracting out of the Sales and Marketing operations. To continue our investments in our operations and projects we will be required to continue to draw down our cash reserves accordingly. The Company has a maturity of $5M of its $31M Life insurance policies between the first and third Quarters of 2008. We have not secured financing such as additional or increased term debt facilities at this time.

The Company's total contractual obligations at June 30, 2008 were $10,6 M and were comprised of various types of debt, contracts, and operating leases and future life settlement premiums.
	Payments Due by period (12 months ending) September 30
Contractual Obligations
($ in thousands, except per share data)	Total	2008	2009	2010	2011	2012	2012 and thereafter

CAT Credit Facility	4,262	-	227	495	495	495	2,550
Vehicle finance Convertible notes	75	4	14	14	43
payable	40	40	-	-	-	-	-
Life settlement premiums	3,697	136	341	842	1,189	1,189
Operating leases (office equipment and premises)	326	99	168	59	-	-	-

Total Contractual obligations	8,400	279	750	1,410	1,727	1,684	2,550

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are currently material or reasonably likely to be material to our financial position or results of operations.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

As of June 30, 2008, we had no material derivative instruments. We may enter into derivative financial instrument transactions in order to mitigate its interest rate risk on a related financial instrument in the future.

Our balance sheet includes amount of assets and liabilities whose fair values are subject to market risk. Market risk is the risk of loss arising from adverse changes in market prices or interest rates. Generally, our borrowing at this time is limited to a USD long term loan with CAT Financial Services. We currently have interest rate risk as it relates to a fluctuation of LIBOR over the term of the credit facility. We seek to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs by closely monitoring the interest rate.

Currency Exchange Fluctuations

We have certain risks as it relates to USD denominated life insurance policies and a USD denominated credit facilities. The acquisition of US denominated insurance policies will assist in offsetting our USD denominated credit facility at this time.

A majority of the revenue in our 3rd Quarter was denominated in USD. The Company converts currency from Canadian dollars to US dollars and vise versa as required at various times and at various exchange rates during the year. The Canadian dollar has recently been a high of $1.0905 and a low of $ 0.9298 per USD over the last year. The rate on June 30th, 2008 was $0.9817 for $1.00 United States dollar. There can be no assurance that CDN to U.S. dollar exchange rates will remain stable.

For the nine month period ending June 30, 2008 we experienced a $22,201 foreign exchange loss.

Item 4. Controls and Procedures

Disclosure Control and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 as of June 30, 2008. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

During the fiscal quarter ended June 30, 2008, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company's future operations or financial position.

Item 1A. Risk Factors.

In the nine month period ended June 30, 2008, and subsequent period through the date hereof, there were no material changes to our risk factors previously disclosed in Part 1 to Item III of our Annual Report on Form 20-F for the year ended September 30, 2007.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

In the three-month period ended June 30, 2008, and subsequent period through the date hereof, we did not engage in any unregistered sales of equity securities.

Item 3. Defaults Upon Senior Securities.

In the three-month period ended June 30, 2008, and subsequent period through the date hereof, we did not default upon any Senior Securities.

Item 4. Submission of Matters to a Vote of Security Holders.

During the three-month period ended June 30, 2008, the Company held an Annual General Meeting and a Special Meeting. The outline of the meeting is contained in a meeting circular filed as a 6-K on June 3, 2008. The results of the meeting and minutes are filed as a 6-K on July 14, 2008.

Item 5. Other Information.

The Company has received notification subsequent to June 30th 2008 third Quarter, that from the life settlement policies acquired, they have had $5 million USD in death benefit maturity on life insurance.

Item 6. Exhibits
Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series "A" and Series "B" Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006 (4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007 (4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated Octo b er 15, 2007
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)

Notes:

(1)    Incorporated by reference to Form 20-F filed with the SEC on November 3, 1998.
(2)    Incorporated by reference to Form 20-F filed with the SEC on August 15, 2003.
(3)    Incorporated by reference to Form 20-F filed with the SEC on August 29, 2007.
4)    Incorporated by reference to Form 20-F filed with the SEC on December 29, 2006.
(5)    To be filed on request.
(6)   Incorporated by reference to Form 20-F filed with the SEC on July 8, 2002

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM NATIONAL INVESTMENTS LTD
Dated: August 14, 2008	By:	/s/ Daniel Clozza
Daniel Clozza President and Chief Executive Officer

Dated: August 14, 2008	By:	/s/ Martin Tutschek
Martin Tutschek Chief Financial Officer